September 22, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Gorman / Ms. Breslin

Re:	Emmis Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-1 Filed September 17, 2025
File No. 333-288530

Dear Ms. Gorman / Ms. Breslin

On behalf of Emmis Acquisition Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 18, 2025 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 5 to the Form S-1 (the “S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 4 to Registration Statement on Form S-1

Part II. Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

1.	We note your response to prior comment 2 and that assumptions 9, 14, and 20, which appear to assume material facts underlying the opinion or readily ascertainable facts, were retained. Please request that Cayman counsel further revise its legal opinion filed as Exhibit 5.2 to remove any inappropriate assumptions, or explain why counsel believes they are necessary and appropriate.

Response: The Company has included a revised legal opinion as Exhibit 5.2.

2.	We note your response to prior comment 3. Please reconcile Article 51 with your disclosure on page 70 with respect to application of the forum provision under the Securities Act and Exchange Act, and revise as appropriate.

Response:. The Company has included a revised Form of Amended and Restated Memorandum and Articles of Association as Exhibit 3.2.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross Carmel, Esq of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

/s/ Peter Goldstein
Peter Goldstein
Chief Executive Officer